# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: XAI Octagon Floating Rate & Alternative Income Trust, CIK 0001703079
CUSIP: 98400TA*7
Title of class of securities: Mandatory Redeemable Preferred Shares
Address of issuer's principal executive offices: 321 North Clark Street, Suite 2430, Chicago, Illinois (IL), 60654
Date of event which requires filing of this statement: 10/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001097362

## Reporting persons
- Sun Life Assurance Co of Canada: type of reporting person: corporation (CO), non-U.S. institution (FI), insurance company (IC); citizenship or place of organization: Ontario Canada (A6); sole voting power 5,000,000; shared voting power 0; sole dispositive power 5,000,000; shared dispositive power 0; aggregate amount beneficially owned 5,000,000 (65% of the class)
- Sun Life Financial Inc: type of reporting person: corporation (CO), non-U.S. institution (FI), parent holding company or control person (HC); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 5,000,000; sole dispositive power 0; shared dispositive power 5,000,000; aggregate amount beneficially owned 5,000,000 (65% of the class)

## Item 1. Issuer
Name of issuer: XAI Octagon Floating Rate & Alternative Income Trust
Address of issuer's principal executive offices: 321 North Clark Street, Suite 2430, Chicago, Illinois, 60654

## Item 2. Person Filing
Name of person filing:
(i) Sun Life Assurance Company of Canada ("SLA")
(ii) Sun Life Financial Inc. ("SLF")
Address of principal business office or, if none, residence:
SLA and SLF:

One York Street
Toronto, Ontario, Canada M5J 0B6
Citizenship: SLA and SLF: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI), parent holding company or control person (HC)
Type of institution (non-U.S. institution) or other detail: Insurance Company

## Item 4. Ownership
Amount beneficially owned:
(i) SLA: 5,000,000
(ii) SLF: 5,000,000
Percent of class:
(i) SLA: 65.0%
(ii) SLF: 65.0%
Sole power to vote or to direct the vote:
(1) SLA: 5,000,000
(2) SLF: 0
Shared power to vote or to direct the vote:
(1) SLA: 0
(2) SLF: 5,000,000
Sole power to dispose or to direct the disposition:
(1) SLA: 5,000,000
(2) SLF: 0
Shared power to dispose or to direct the disposition:
(1) SLA: 0
(2) SLF: 5,000,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Insurance Company is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Sun Life Assurance Co of Canada: /s/ Randolph B. Brown, Randolph B. Brown, Authorized Signatory (11/05/2025)
- Sun Life Assurance Co of Canada: /s/ Brett W. Pacific, Brett W. Pacific, Authorized Signatory (11/05/2025)
- Sun Life Financial Inc: /s/ Randolph B. Brown, Randolph B. Brown, Authorized Signatory (11/05/2025)
- Sun Life Financial Inc: /s/ Brett W. Pacific, Brett W. Pacific, Authorized Signatory (11/05/2025)